Giovanni Caruso	Direct	212.407.4866
Partner	Main	212.407.4000
345 Park Avenue	Fax	212.937.3943
New York, NY 10154	gcaruso@loeb.com

Via Edgar

May 6, 2021

Mr. Timothy Collins

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mountain Crest Acquisition Corp. IV Draft Registration Statement on Form S-1 Submitted April 2, 2021 CIK No. 0001853774

Dear Mr. Collins:

On behalf of our client, Mountain Crest Acquisition Corp. IV (the “Company”), we hereby provide a response to the comments issued in a letter dated May 3, 2021 (the “Staff’s Letter”) regarding the Company’s draft Registration Statement on Form S-1. Contemporaneously, an amended draft Registration Statement on Form S-1 is being submitted publicly to accompany this response letter (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Timothy Collins May 6, 2021 Page 2

Draft Registration Statement on Form S-1 submitted April 2, 2021

Dilution, page 41

1.

Please address the following with respect to your dilution computation:

• Clarify why you disclose an offering price per share of $9.09 in the computation of dilution when the unit offering price is $10.00; and

• Disclose how the shares and rights underlying the private units are included in your pro forma net tangible book value at March 22, 2021.

Response: The offering price is calculated as the total consideration received divided by the total number of shares, assuming the issuance of additional shares underlying the rights contained in the units. As such, the offering price is calculated as $50,000,000 divided by 5,500,000 (including 500,000 additional shares underling the rights in the public units) which equals $9.09 per share. Please refer to the Dilution section of the filing which lays out the above calculation. Notes (Note (1) and Note (2)) were added to elaborate how the Number of Shares Purchased is calculated in the table presented.

The net tangible book value of $1.83 ($1.65 if the over-allotment is exercised) is calculated as the pro forma equity of $5,000,010 (5,000,010 if the over-allotment is exercised) (numerator) divided by the denominator 2,727,101 (3,028,601 if the over-allotment is exercised). The components of both the numerator and denominator are presented in a table located in the Dilution section of the filing.

Capitalization, page 42

2.	Please tell us how you calculated the common shares issued and outstanding, as adjusted, at March 22, 2021. In addition, revise footnote (4) to clarify that the As Adjusted shares issued and outstanding exclude 519,500 shares of common stock underlying the rights in the public unit and private unit offerings.

Response: Common shares issued and outstanding, as adjusted, is amended to 2,207,601, which equals the 6,605,000 total shares outstanding after initial public offering (5,000,000 public shares + 1,250,000 sponsor shares + 195,000 shares in private units + 160,000 representative shares) minus 4,397,399 shares subject to redemption. Footnote (4) has been revised to address this comment.

Note 4 - Related Party Transactions

Founder Shares, page F-11

3.	We note that 1,437,500 insider shares will be placed in escrow, as described in the second paragraph on page 7. Please tell us how you considered the applicability of FASB ASC 718-10-S99-2 as to whether the escrow share arrangement involving the release of shares to the initial stockholders or insiders has a continued employment criteria that would necessitate the recording of compensation, or if it instead, represents an inducement made to facilitate the proposed public offering in which case the arrangement should be reflected as a reduction of the net proceeds allocated to the newly issued common shares.

Response: We have reviewed FASB ASC 718-10-S99-2 and evaluated its applicability as to the founder shares to be placed into an escrow account on the effective date of this prospectus. The Company notes that ASC 718-10-S99-2 states that an escrowed share arrangement involving the release of shares to certain shareholders based on performance-related criteria is presumed to be compensatory. The Company further notes, when evaluating whether the presumption of compensation has been overcome, registrants should consider the substance of the arrangement, including whether the arrangement was entered into for purposes unrelated to, and not contingent upon, continued employment.

The founder shares were issued to the officer, i.e. the indirect holder of the founder shares, for $25,000 in cash and is not a form of compensation. There are no performance related conditions or continued employment requirements to retain the shares, and thus is not under a performance-based plan. Further, there is no mechanism whereby the shares would have to be “re-earned” for some future agreed-upon services post completing a business combination. The purpose of the escrow share arrangement is to memorialize the lock-up arrangement of such shares as is customary in most initial public offerings (for operating companies or SPACs). Accordingly, the Company does not believe ASC 718-10-S99-2 is applicable and, therefore, the Company should not recognize compensation expense as the shares are released from the escrow arrangement.".

General

4.	We note that your officers and directors will also serve as officers and directors of Mountain Crest Acquisition Corp. III, another blank check company. Please revise throughout your prospectus and the Management section on pages 61 - 65 to disclose the Mountain Crest Acquisition Corp. III offering and any related conflicts of interest.

Response: The Company has revised the disclosures on pages 2, 3, 47, 48, 61, 62, and 67 of the Amended S-1 to disclose the Mountain Crest Acquisition Corp. III offering and relevant conflicts of interest information.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com

A limited liability partnership including professional corporations